Filed Pursuant to Rule 433

Registration No. 333-280715

Issuer Free Writing Prospectus dated January 6, 2025

Relating to Preliminary Prospectus Supplement dated January 6, 2025

PRICING TERM SHEET

DATED JANUARY 6, 2025

$1,100,000,000 4.800% SENIOR NOTES DUE 2028

$800,000,000 5.050% SENIOR NOTES DUE 2030

$1,100,000,000 5.200% SENIOR NOTES DUE 2032

The information in this pricing term sheet supplements Broadcom Inc.’s (“Broadcom”) preliminary prospectus supplement, dated January 6, 2025 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Broadcom Inc. (Nasdaq: AVGO)

Securities Offered:

$1,100,000,000 aggregate principal amount of 4.800% Senior Notes due 2028 (the “2028 Notes”)

$800,000,000 aggregate principal amount of 5.050% Senior Notes due 2030 (the “2030 Notes”)

$1,100,000,000 aggregate principal amount of 5.200% Senior Notes due 2032 (the “2032 Notes” and, together with the 2028 Notes and the 2030 Notes, the “Notes”)

Pricing Date:	January 6, 2025

Closing Date:	January 10, 2025 (T+4)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	Broadcom estimates that the net proceeds from this offering, after deducting the underwriting discounts, will be approximately $2,985,792,000. Broadcom intends to use the net proceeds from the sale of the Notes to prepay a portion of the term A-3 loans under its term loan credit agreement and for general corporate purposes.

Ratings:*	Baa1 (Stable) (Moody’s Investors Service, Inc.) BBB (Positive) (Fitch Ratings Inc.) BBB (Stable) (S&P Global Ratings)

Maturity Date:	2028 Notes: April 15, 2028 2030 Notes: April 15, 2030 2032 Notes: April 15, 2032

Interest Rate:

2028 Notes: 4.800% per year on the principal amount of the 2028 Notes

2030 Notes: 5.050% per year on the principal amount of the 2030 Notes

2032 Notes: 5.200% per year on the principal amount of the 2032 Notes

Interest Payment Dates:

April 15 and October 15, beginning April 15, 2025 and accruing from January 10, 2025, in respect of the 2028 Notes

April 15 and October 15, beginning April 15, 2025 and accruing from January 10, 2025, in respect of the 2030 Notes

April 15 and October 15, beginning April 15, 2025 and accruing from January 10, 2025, in respect of the 2032 Notes

Record Dates:	April 1 and October 1, in respect of the 2028 Notes April 1 and October 1, in respect of the 2030 Notes April 1 and October 1, in respect of the 2032 Notes

Price to Public:	2028 Notes: 99.867% of the principal amount 2030 Notes: 99.999% of the principal amount 2032 Notes: 99.883% of the principal amount

Benchmark Treasury:	2028 Notes: UST 4.000% due December 15, 2027 2030 Notes: UST 4.375% due December 31, 2029 2032 Notes: UST 4.500% due December 31, 2031

Benchmark Treasury Price / Yield:	2028 Notes: 99-04 1⁄4 / 4.317% 2030 Notes: 99-25 1⁄4 / 4.422% 2032 Notes: 99-28 / 4.521%

Spread to Benchmark Treasury:	2028 Notes: +53 basis points 2030 Notes: +63 basis points 2032 Notes: +70 basis points

Yield to Maturity:	2028 Notes: 4.847% 2030 Notes: 5.052% 2032 Notes: 5.221%

CUSIP Number:	2028 Notes: 11135F CE9 2030 Notes: 11135F CF6 2032 Notes: 11135F CG4

ISIN Number:	2028 Notes: US11135FCE97 2030 Notes: US11135FCF62 2032 Notes: US11135FCG46

Redemption at Broadcom’s Option:

Prior to March 15, 2028 (one month prior to their maturity date) (the “2028 Par Call Date”), in the case of the 2028 Notes, prior to March 15, 2030 (one month prior to their maturity date) (the “2030 Par Call Date”), in the case of the 2030 Notes, and prior to February 15, 2032 (two months prior to their maturity date) (the “2032 Par Call Date” and each of the 2028 Par Call Date, the 2030 Par Call Date and the 2032 Par Call Date, a “Par Call Date”), in the case of the 2032 Notes, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price calculated by Broadcom (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points (in the case of the 2028 Notes), 10 basis points (in the case of the 2030 Notes) or 15 basis points (in the case of the 2032 Notes) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, Broadcom may redeem the Notes of each applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Co-Managers:

Commerz Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

BBVA Securities Inc.

Santander US Capital Markets LLC

CIBC World Markets Corp.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made to investors on or about January 10, 2025, which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to closing may be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, Citigroup Global Markets Inc. at 1-800-831-9146, PNC Capital Markets LLC at 1-855-881-0697 or Scotia Capital (USA) Inc. at 1-800-372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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